QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 4.4.E

FIFTH AMENDMENT TO
RIGHTS AGREEMENT

        THIS FIFTH AMENDMENT TO RIGHTS AGREEMENT (this "Fifth Amendment") is made and entered into as of this [            ] day of August, 2004, by and between FRONTIER AIRLINES, INC. (the "Company") and MELLON INVESTOR SERVICES as Rights Agent (the "Rights Agent").

Recitals

        A.    The Company and American Securities Transfer & Trust, Inc., predecessor in interest to the Rights Agent, entered into a Rights Agreement dated as of February 20, 1997 (as amended, the "Rights Agreement"); and

        B.    The Board of Directors of the Company, by resolution duly adopted on August 23, 2004, authorized this Fifth Amendment to the Rights Agreement.

Agreement

        The Company and the Rights Agent hereby amend the Rights Agreement as follows:

        1.     Section 23(a) of the Rights Agreement is hereby amended in its entirety to read as follows:

          (a)   The Board of Directors of the Company may, at its option, at any time prior to the earlier of (x) such time as a Person becomes an Acquiring Person or (y) the Close of Business on the Final Expiration Date, redeem all but not less than all of the then outstanding Rights at a redemption price of $.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of this Agreement (such redemption price being hereinafter referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors of the Company may be made effective at such time and on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Except for the obligation to pay the Redemption Price, the Board of Directors and the Company shall not have any liability to any Person as a result of the redemption of Rights pursuant to the terms of this Section 23. Notwithstanding anything in this Agreement to the contrary, the Rights shall not be exercisable at any time when the Company may redeem them pursuant to this Section 23. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the "current market price," as defined in Section 11(d) hereof, of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors.

        2.     Section 24(c) of the Rights Agreement is hereby amended in its entirety to read as follows:

          (c)   In the event that there shall not be sufficient unreserved shares of Common Stock issued but not outstanding or authorized, unissued and unreserved to permit the exchange of Rights as contemplated in accordance with this Section 24, the Company, at its option, may substitute shares of equivalent stock, as such term is defined in Section 11(b), or common stock equivalents, as such term is defined in Section 11(a)(iii)(3)(C), for shares of Common Stock exchangeable for Rights, at the initial rate of one share of equivalent stock or one common stock equivalent for each share of Common Stock, as appropriately adjusted to reflect stock splits, stock dividends or similar transactions affecting the Common Stock that occur after the date of this Agreement.

        3.     The remainder of the Rights Agreement shall remain unchanged, and the Rights Agreement as amended above, shall remain in full force and effect.

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be fully executed on their behalf as of the date first above written.

FRONTIER AIRLINES, INC.
By:
Name:
Title:
MELLON INVESTOR SERVICES
By:
Name:
Title:

2

QuickLinks

FIFTH AMENDMENT TO RIGHTS AGREEMENT